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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Schedule TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                       (Amendment No.2 - FINAL AMENDMENT)

                          DREW INDUSTRIES INCORPORATED
                                (Name of Issuer)
                          DREW INDUSTRIES INCORPORATED
                      (Name of Person(s) Filing Statement)
                     Common Stock, par value $.01 Per Share
                         (Title of Class of Securities)
                                  26168L 20 5
                     (CUSIP Number of Class of Securities)
                                  ------------
                              Mr. Leigh J. Abrams
                     President and Chief Executive Officer
                             200 Mamaroneck Avenue
                          White Plains, New York 10601
                                 (914) 428-9098
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                                  ------------
                                    Copy to:
                             Harvey F. Milman, Esq.
                         Gilbert, Segall and Young LLP
                                430 Park Avenue
                            New York, New York 10022
                                 (212) 644-4000

Calculation of Filing Fee

--------------------------------------------------------------------------------
  Transaction Valuation*                             Amount of filing fee**
--------------------------------------------------------------------------------
       $12,028,560.00                                     $2,405.70
--------------------------------------------------------------------------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,503,570 shares of Common Stock, par value $.01 per share, of Drew Industries Incorporated at $8.00 per share.


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**       The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

[x] Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $2080.00
Form or Registration No.: Schedule TO-I/A
Filing Party: Drew Industries Incorporated
Date Filed: May 31, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of the tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Amendment No. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 1, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on May 31, 2000 (as amended, the "Schedule TO"), relating to an offer by Drew Industries Incorporated, a Delaware corporation (the "Company" or the "Purchaser"), to purchase 1,300,000 of its outstanding shares of common stock, par value $0.01 per share (the "Shares"), for $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. Amendment No. 2 is the final amendment to the Schedule TO.

ITEMS 1 THROUGH 8 AND ITEM 11

         Items 1 through 8 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding


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thereto the following:

         On June 14, 2000, Drew Industries Incorporated issued a press release announcing the completion of the tender offer. A total of 1,503,570 Shares were tendered, all of which were accepted by the Company. The full text of the Company's June 14, 2000 press release is attached as Exhibit (a) (12) hereto and incorporated herein by reference.

ITEM 12.                   MATERIAL TO BE FILED AS AN EXHIBIT.

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a) (12) Drew Press Release dated June 14, 2000.

                                   SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000


                            DREW INDUSTRIES INCORPORATED

                            By:         /s/ Leigh J. Abrams
                                  ----------------------------------
                            Name:  Leigh J. Abrams
                            Title: President and Chief Executive Officer



Exhibit Index

    (a)(1) *          Offer to Purchase dated May 1, 2000.
    (a)(2) *          Letter of Transmittal.
    (a)(3) *          Drew Letter to Stockholders dated May 1, 2000
    (a)(4) *          Notice of Guaranteed Delivery.
    (a)(5) *          Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.
    (a)(6) *          Letter to Clients for Use by Brokers, Dealers, Commercial
                      Banks, Trust Companies and Other Nominees.
    (a)(7) *          Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.
    (a)(8) *          Drew Press Release dated April 24, 2000.


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    (a)(9) *          Drew Press Release dated May 1, 2000.
    (a)(10) *         Drew Press Release dated May 31, 2000.
    (a)(11) *         Drew Letter to Stockholders dated May 31, 2000.
    (a)(12)           Drew Press Release dated June 14, 2000.
    (b) *             Credit Facility incorporated by reference to
                      Exhibits 10.165-10.178 to the Company's Annual Report
                      on Form 10K for the period ending December 31, 1997.
    (d) *             Not applicable.
    (g) *             Not applicable.
    (h) *             Not applicable.

    * - Previously Filed